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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

[  ]  Form 10-K   [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form N-SAR

         For Period Ended: MARCH 31, 2006

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:
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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION



Full Name of Registrant:   ISRAMCO, INC

Former Name if Applicable:


Address of Principal Executive Office: 11767 Katy Freeway


(City, State and Zip Code):  Houston, Texas, 77079



PART II - RULES 12B-25(B) AND (C)



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
                                                 (Attach Extra Sheets if Needed)

The registrant's Quarterly Report on Form 10-QSB for the three months ended March 31, 2006 could not be filed by the prescribed due date of May 15, 2006 because the registrant had not yet finalized its financial statements for the three month period and the review of those financial statements is ongoing. The delay is due in part to unforeseen circumstances encountered in closing and consolidating with Magic 1 Cruise Line Corp., a British Virgin Island corporation and registrant's wholly-owned subsidiary, such subsidiary's books and records for the quarter ended March 31, 2006 within the prescribed time period. Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject quarterly report will be filed on or before May 22, 2006.


PART IV - OTHER INFORMATION


1. Name and telephone number of person to contact in regard to this notification:

        Monroe Cutler                               713 621-3882
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        (Name) (Area Code)                          (Telephone Number)

2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the answer is no, Identify report(s).


                                                           [X] Yes       [_] No


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3.      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                           [X] Yes       [_] No

        If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        For the three months ended March 31, 2005, the registrant had revenues of $2,201,000 and a net gain of $304,000. For the three months ended March 31, 2006, the registrant currently estimates that it had revenues of approximately $3,045,000 and a net gain of approximately $ 500,000. At this time, registrant believes that revenues for the three months ended March 31, 2006 will include a non-recurring one-time payment to the registrant in the approximate amount of $2.6 million as settlement of a lawsuits initiated by registrant. In addition, at this time the registrant also believes that its results for the three months ended March 31, 2006 will include a non-cash impairment charge in the approximate amount of $2,200,000 in connection with the luxury cruise liner operated by registrant's wholly owned subsidiary, Magic 1 Cruise Line Corp.

        Results for the 2006 period remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

                                  ISRAMCO, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:       MAY 15,  2006                    By:   /S/ HAIM TSUFF
     -------------------------                  -----------------------
                                                   Haim Tsuff
                                                   Chief Executive Officer and
                                                   President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.